multiemedia
IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

04046398

SUPPL

Resignation of Director

18 November 2004

Mr Clinton Starr has announced his resignation from the Multiemedia Limited Board of Directors to enable him to concentrate his energies on his new environmental/organic venture, Green Planet Holdings P/L, where he is Executive Chairman, and his family are majority shareholders.

Mr Starr was appointed Director on 12 November 2002. Over the past two years he has added greatly to the direction and development of the company. In addition, Mr Starr was Deputy Chairman of the Board and Chairman of the Audit Committee.

In accepting the resignation, which takes effect today, the Chairman, Mr John Walker, noted that the Board understood Mr Starr's wish to concentrate his activities on this new major venture, but were disappointed to lose his experience and advice.

Mr Walker commented "Clinton has been an outstanding Director in furthering the interests of Multiemedia. He has been a strong contributor at the Board level, and his commercial skills and knowledge will be missed. We respect the depth of his commitment to the growing environmental sector, and thank him for his significant contribution to the company over the past two years."

In response Mr Starr stated "The Chairman's comments are much appreciated, since the entire Board has worked as a close knit team over these past two years, which has seen a major transformation in Multiemedia's fortunes. Just as Multiemedia has been a ground breaker in the Australian technology sector, Green Planet will be a ground breaking venture in the Australian environmental/organic sector. It is far less mature than Multiemedia, and requires my full attention as Executive Chairman. In terms of the timing of this announcement, I felt it important not to ask shareholders to grant me further options at the AGM, given this significant and progressive change of focus on my part. I will remain a Multiemedia shareholder, participate in the SPP, and vote in favour of the AGM resolutions. I sincerely wish the company and its staff the best in the future, and will now be watching that future from the "other side of the fence".

dlw 12/2

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

Enclosed are:

Appendix 3Y – Mr Starr's recent share changes
Appendix 3Z – Mr Starr's final director's interest notice

JOHN WALKER
Chairman
Multiemedia Limited

For additional information please contact:

Mr Stephen Batten, Company Secretary on (03) 9674 4644, or by email at ***shareholder@multiemedia.com***

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Multiemedia Limited**
ABN	**12 003 237 303**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Clinton Henry Starr
Date of last notice	27 September 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	6 October 2004
No. of securities held prior to change	19,250,000
Class	ORDINARY
Number acquired	
Number disposed	2,500,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$57,500
No. of securities held after change	16,750,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Stop-loss contract

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Sally Anne Starr - Wife	15,000,000 options exercise price 8.75 cents expiry 01/12/08 10,000,000 options exercise price 10.5 cents expiry 01/12/08

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.